UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11807

DAEGIS INC.

(Exact name of registrant as specified in its charter)

600 E. Las Colinas Blvd., Suite 1500 Irving, Texas 75039 (214) 584-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value (Title of each class of Securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 par value: 1*

*On November 23, 2015, Company D Merger Sub Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Open Text Corporation (“OpenText”), merged with and into Daegis Inc. (“Daegis”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) dated October 8, 2015 among OpenText, Merger Sub and Daegis, with Daegis as the surviving entity. As a result of the merger, Daegis became an indirect wholly-owned subsidiary of OpenText.

Pursuant to the requirements of the Securities Exchange Act of 1934, Daegis Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 4, 2015	By:	/s/ Gordon A. Davies
		Name:	Gordon A. Davies
		Title:	Secretary